**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

[redacted]

4th April 2008



Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 4/17

**IPSEN**
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
**www.ipsen.com**

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

Innovation for patient care

Press release

# Appointment of Dominique Bridon, PhD as Vice President, Discovery

**Paris (France), 1st April 2008** – Ipsen (Euronext: FR0010259150; IPN) announced the appointment, of Dominique Bridon as Vice-President, Discovery of the Ipsen Group, effective today. He will report to Jacques-Pierre Moreau, Ipsen's Executive Vice President, Chief Scientific Officer. Based in the research center of Ipsen in Boston, he will be have under his responsibility the drug discovery teams (medicinal chemistry, endocrinology and oncology research, pharmacogenomics and genetics) and also be responsible for overseeing external research partnerships and collaborations.

Dominique Bridon, 49, is a graduate, from the *École Nationale Supérieure de Chimie* and joined the laboratory of Nobel Laureate Sir Derek Barton at *Institut de Chimie des Substances Naturelles* at Gif sur Yvette (France) where he was awarded a Doctorate in Science. For his post doctoral studies in organic chemistry, he moved to the University of California Berkeley with Pr. William Dauben.

His professional career started in 1989 at Abbott Laboratories within the Diagnostics Division; he was also associated with Bioinformatic Venture and Peptide Engineering. In 1997, he joined the start-up company Conjuchem in Montreal as V-P Research and Chief Technology Officer. While at Conjuchem, Dominique originated the discovery and development of in situ conjugates as a mean to achieve controlled release of peptides and proteins. More recently, he served as a member on the Board of Directors and on the Scientific Board of Directors for several start-up companies; he has also been an advisor to several biotech companies and venture capital funds.

**About Ipsen**

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2007, Research and Development expenditure was €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million (in IFRS). More than 700 people in Research & Development are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

**Ipsen Forward-looking statements**

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:

**Didier Véron,** Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

**David Schilansky,** Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com



END